SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 03, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 03, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the sale of its 20% stake in Telmos, Moscow alternative fixed-line operator. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the sale of 20% stake in Telmos, Moscow alternative fixed-line operator.

Exhibit 99

PRESS RELEASE

ROSTELECOM SELLS ITS 20% STAKE IN TELMOS

Moscow - March 03, 2005 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the sale of its 20% stake in Telmos, Moscow alternative fixed-line operator, to Sistema JSFC.

The full impact of the transaction will be reported in the Company's full year 2005 financial statements.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S.Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.